f4nl091030hcs.txt

Exhibit 99 Additional Information

     Valhi, Inc. ("Valhi"), Harold C. Simmons, Annette C. Simmons and TIMET

Finance Management Company ("TFMC") are the direct holders of approximately

83.1%, 1.8%, 0.6% and 0.5%, respectively, of the outstanding common stock of the issuer, NL Industries, Inc. ("NL").  Titanium Metals Corporation

("TIMET") is the sole stockholder of TFMC.

     Valhi Holding Company ("VHC"), Annette C. Simmons, The Combined Master

Retirement Trust (the "CMRT"), Harold C. Simmons, NL Industries, Inc. ("NL"),

Valhi, Inc. ("Valhi") and the Harold Simmons Foundation, Inc. (the

"Foundation") are the holders of approximately 26.4%, 12.0%, 8.6%, 4.1%,

0.8%, 0.5% and 0.1%, respectively, of the outstanding shares of common stock of TIMET. NL's percentage ownership of TIMET common stock includes 0.3%

directly held by a subsidiary of NL.

     VHC, TFMC, the Contran Amended and Restated Deferred Compensation Trust

(the "CDCT"), the Foundation and the CMRT are the direct holders of 92.2%,

1.1%, 0.9%, 0.3% and 0.1%, respectively, of the common stock of Valhi.  Dixie

Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of

100% the outstanding common stock of VHC. Contran is the holder of 100% of the outstanding common stock of Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of

Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee,

or is held by Mr. Simmons or persons or entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons,

however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

     Harold C. Simmons is the chairman of the board and chief executive officer of NL and the chairman of the board of each of TIMET, Valhi, VHC,

Dixie Rice and Contran.

     The Foundation directly holds approximately 0.1% of the outstanding shares of TIMET common stock and 0.9% of the outstanding Valhi common stock.

The Foundation is a tax-exempt foundation organized for charitable purposes.

Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     The CMRT directly holds approximately 8.6% of the outstanding shares of

TIMET common stock and 0.1% of the outstanding shares of Valhi common stock.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Contran's board of directors selects the trustee and members of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.  He disclaims beneficial ownership of any shares held by the CMRT, except to the extent of his individual vested beneficial interest, if any, in the assets held by the

CMRT.

     The CDCT directly holds approximately 0.3% of the outstanding shares of the common stock of Valhi.  U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran (i)

retains the power to vote the shares of the issuer's common stock held directly by the CDCT, (ii) retains dispositive power over such shares and

(iii) may be deemed the indirect beneficial owner of such shares.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of

NL common stock that Valhi and TFMC hold directly. However, Mr. Simmons disclaims beneficial ownership of the shares of NL common stock beneficially owned, directly or indirectly, by any of such entities.

     NL and a subsidiary of NL directly own 3,604,790 shares and 1,186,200 shares, respectively, of Valhi common stock.  As already discussed, Valhi is the direct holder of 83.1% of the outstanding shares of NL common stock.

Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that

NL and the subsidiary of NL own directly as treasury stock for voting purposes and for the purposes of this statement are not deemed outstanding.

     Annette C. Simmons is the wife of Harold C. Simmons and direct owner of

292,225 shares of NL common stock, 21,825,875 shares of TIMET common stock and 203,065 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such securities. Mr. Simmons disclaims beneficial ownership of all securities that his spouse holds directly.

     Mr. Harold C. Simmons is the direct owner of 881,600 shares of NL common stock, 7,416,787 shares of TIMET common stock and 180,432 shares of Valhi common stock.

     A trust of which Harold C. Simmons and his spouse are co-trustees and the beneficiaries are the grandchildren of his spouse, is the direct holder of 15,432 shares of TIMET common stock and 34,000 shares of Valhi common stock. Mr. Simmons, as co-trustee of this trust, has the power to vote and direct the disposition of the shares the trust holds. Mr. Simmons disclaims beneficial ownership of any shares that this trust holds.